

November 5, 2014

Via e-mail
Mark Irion
Chief Financial Officer
Neff Corporation
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178

> **Re:** **Neff Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 30, 2014**
> **File No. 333-198559**

Dear Mr. Irion:

We have reviewed your amended registration statement and have the following comments.

Unaudited Pro Forma Condensed Consolidating Financial Information, page 52

1. We note your disclosures beginning on page 105 of the Form S-1 that you intend to grant equity awards in connection with this offering. Please include this transaction in your pro forma presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Liquidity and Capital Resources, page 74

2. We note your response to comment six in our letter dated October 22, 2014. Specifically, we note your statement that net additions to your rental fleet is "largely" by using cash flows from operations. Please either clarify what you mean by "largely" or remove this qualifying term. In this regard, we note that cash flows from operations for the six-months ended June 30, 2014, was $35.6 million and net rental equipment purchases was $95.1 million. Further, it is unclear how your cash flows from operations are also "largely" used to acquire other capital expenditures when it does not fully cover your net rental equipment purchases. Please quantify the amount of interest for your Second Lien Loan and Revolving Credit Facility expected to be paid for fiscal years 2014 and 2015. Please quantify the amount available under your Revolving Credit Facility as of June 30, 2014. Please note that once you have completed the disclosures on page 75, we may have further comment.

3.   Please reconcile for us your disclosure on page 75 that you would have had $136.1 million available under your Revolving Credit Facility after considering the use of proceeds of this offering as of June 30, 2014, with the disclosure on page 77 that you would have had $93.6 million available. Please revise your disclosures, as appropriate.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Kirk A. Davenport II (*via e-mail*)
        Latham & Watkins LLP